UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 927077206                                           Page 2 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Steven B. Sands

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                          AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                         119,000
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                       235,000
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                       None
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                       354,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          354,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 3 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 927077206                                           Page 4 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Martin S. Sands

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                  AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                             119,000
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                           235,000
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                           None
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                           354,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            354,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.41%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 5 of 37 Pages

                                       SCHEDULE 13D
CUSIP No. 927077206                                           Page 6 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Katie and Adam Bridge Partners, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                  40,000
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                None
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                40,000
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            40,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            1.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 7 of 37 Pages

                                       SCHEDULE 13D
CUSIP No. 927077206                                           Page 8 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jenna Partners, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                              WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                         34,000
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                       None
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                      34,000
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                       None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            34,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.90%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 9 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 927077206                                          Page 10 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jenna Partners II, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                               WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                          35,000
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                        None
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                        35,000
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     35,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
                                 (CUSIP Number)

                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 11 of 37 Pages

SCHEDULE 13D
CUSIP No. 927077206                                          Page 12 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Owl-1 Partners, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


                        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                          10,000
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                        None
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                        10,000
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 13 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 927077206                                          Page 14 of 37 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sands Brothers & Co., Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


                        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                                       None
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                                     None
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                                     None
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                     None

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             None
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             None

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                            BD, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*


                        The Village Green Bookstore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    927077206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Steven B. Sands
                         c/o Sands Brothers & Co., Ltd.
                                 90 Park Avenue
                     New York, New York 10016 (212)697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 15 of 37 Pages

                                  SCHEDULE 13D
CUSIP No. 927077206                                          Page 16 of 37 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ponderosa Partners, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
       NUMBER OF
        SHARES                                           None
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
       REPORTING                                         None
        PERSON            ------------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                                         235,000
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                          None






--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             235,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               6.28%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

     This statement relates to the shares of common stock, par value $.001 per share ("Common Stock"), of The Village Green Bookstore, Inc., a New York corporation (the "Company") with principal executive offices located at 1357 Monroe Avenue, Rochester, New York 14618. This statement constitutes (A) Amendment No. 5 to the Schedule 13D of Steven B. Sands, originally filed with the Securities and Exchange Commission (the "Commission") on July 8, 1993, as amended by (i) Amendment No. 1 thereto filed with the Commission on August 4, 1993; (ii) Amendment No. 2 thereto filed with the Commission on April 7, 1994;
(iii) Amendment No. 3 thereto filed with the Commission on January 5, 1995 and
(iv) Amendment No. 4 thereto filed with the Commission on April 14, 1995; (B) Amendment No. 5 to the Schedule 13D of Martin S. Sands, originally filed with the Commission on July 8, 1993, as amended by (i) Amendment No. 1 thereto filed with the Commission on August 4, 1993; (ii) Amendment No. 2 thereto filed with the Commission on April 7, 1994; (iii) Amendment No. 3 thereto filed with the Commission on January 5, 1995 and (iv) Amendment No. 4 thereto filed with the Commission on April 14, 1995; (C) Amendment No. 1 to the Schedule 13D of Katie and Adam Bridge Partners, L.P., which Schedule 13D was originally filed with the Commission on July 8, 1993; (D) Amendment No. 2 to the Schedule 13D of Jenna Partners, L.P. related to the Common Stock, which Schedule 13D was originally filed with the Commission on July 8, 1993, as amended by Amendment No. 1 thereto filed with the Commission on April 14, 1995; (E) Amendment No. 2 to the Schedule 13D of Jenna Partners II, L.P. related to the Common Stock, which Schedule 13D was originally filed with the Commission on July 8, 1993, as amended by Amendment No. 1 thereto filed with the Commission on April 14, 1995; (F) Amendment No. 1 to the Schedule 13D of Owl-1 Partners, L.P. related to the Common Stock, which Schedule 13D was originally filed with the Commission on July 8, 1993; (G) Amendment No. 3 to the Schedule 13D of Sands Brothers & Co., Ltd. related to the Common Stock, which Schedule 13D was originally filed with the Commission on August 4, 1993, as amended by (i) Amendment No. 1 thereto filed with the Commission on April 7, 1994, and (ii) Amendment No. 2 thereto filed with the Commission on January 5, 1995 (said filings of Messrs. Steven B. Sands and Martin S. Sands, Katie and Adam Bridge Partners, L.P., Jenna Partners, L.P., Jenna Partners II, L.P., Owl-1 Partners, L.P. and Sands Brothers & Co., Ltd. are hereinafter collectively referred to as the "Initial Filing"); and
(H) the initial filing of a Schedule 13D of Ponderosa Partners, L.P. with respect to the Common Stock of the Company.

     This statement constitutes the first electronic amendment to the Initial Filing, and in accordance with Rule 13d-2(c) promulgated by the Commission, contains certain information previously disclosed by the Initial Filing. The information set forth in the Initial Filing is amended and restated as set forth herein.


                                                             Page 17 of 37 Pages

Item 2.  Identity and Background

     This statement is filed on behalf of the following persons: (a) Mr. Steven
B. Sands; (b) Mr. Martin S. Sands; (c) Katie and Adam Bridge Partners, L.P. ("K & A, L.P."); (d) Jenna Partners, L.P. ("Jenna, L.P."); (e) Jenna Partners II, L.P. ("Jenna II, L.P.)"; (f) Owl-1 Partners, L.P. ("Owl-1, L.P."); (g) Sands Brothers & Co., Ltd. ("Sands Brothers") and (h) Ponderosa Partners, L.P. ("Ponderosa, L.P.").

     In accordance with the General Instructions for complying with Schedule 13D, the information called for by Items 2 through 6 inclusive also is provided with respect to (a) K & A Bridge Partners Corp., which is the corporate general partner of K & A, L.P.; (b) Jenna Capital Corp., which is the corporate general partner of Jenna, L.P.; (c) Jenna II Capital Corp., which is the corporate general partner of Jenna II, L.P.; (d) Owl Capital Management, Inc., which is the corporate general partner of Owl-1, L.P. and (e) Steven B. Sands and Martin
S. Sands, the general partners of Ponderosa, L.P.

Steven B. Sands

     The business address of Mr. Steven B. Sands is c/o Sands Brothers & Co., Ltd., 90 Park Avenue, New York, New York 10016. The occupation of Mr. Steven B. Sands is Chief Executive Officer, Co-Chairman, Secretary, Treasurer and a director of Sands Brothers. Sands Brothers, a corporation organized under the laws of the State of Delaware, is a registered broker-dealer. Mr. Steven B. Sands is one of the two general partners of Ponderosa, L.P. and also is an executive officer and a director of each of K & A Bridge Partners Corp., Jenna Capital Corp., Jenna II Capital Corp., and Owl-1 Capital Management Inc. As of the date hereof, Mr. Steven B. Sands is a director of Company, although he has submitted his resignation as such in escrow to the Company. Mr. Steven B. Sands has not been convicted in any criminal proceeding during the past five years. During the past five years, Mr. Steven B. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Martin S. Sands

     The business address of Mr. Martin S. Sands is c/o Sands Brothers & Co., Ltd., 90 Park Avenue, New York, New York 10016. The occupation of Mr. Martin S. Sands is President, Co- Chairman and a director of Sands Brothers. Mr. Martin S. Sands is one of the two general partners of Ponderosa, L.P. and also is an executive officer and a director of K & A Bridge Partners Corp., Jenna Capital Corp., Jenna II Capital Corp., and Owl Capital Management, Inc. Mr. Martin S. Sands has not been convicted in any criminal proceeding during the past five years. During the past five years, Mr. Martin S. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating


                                                             Page 18 of 37 Pages
activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Martin S. Sands is a citizen of the United States.

Katie and Adam Bridge Partners, L.P.

     K & A, L.P. is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of K & A, L.P. is to act as a private investment limited partnership and to make bridge capital investments in privately held companies seeking to effectuate initial public offerings and publicly traded companies seeking additional working capital. K & A, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, K & A, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. K & A Bridge Partners Corp. (described below) is the sole general partner of K & A, L.P.

K & A Bridge Partners Corp.

     K & A Bridge Partners Corp. ("K & A Corp.") is a Delaware corporation whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of K & A Corp. is to act as the general partner of K & A, L.P. K & A Corp. has not been convicted in any criminal proceeding during the past five years. During the past five years, K & A Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is the President and a director of, and Mr. Martin S. Sands is the Chairman, Vice President, Secretary, Treasurer and a director of, K & A Corp. K & A Corp. is owned by trusts of which Steven B. Sands and Martin S. Sands, respectively, serve as trustees.

Jenna Partners, L.P.

     Jenna Partners, L.P. is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of Jenna, L.P. is to act as a private investment limited partnership. Jenna, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, Jenna, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jenna Capital Corp. (described below) is the sole general partner of Jenna, L.P.


                                                             Page 19 of 37 Pages

Jenna Capital Corp.

     Jenna Capital Corp. ("Jenna Corp.") is a Delaware corporation whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of Jenna Corp. is to act as the general partner of Jenna, L.P. Jenna Corp. has not been convicted in any criminal proceeding during the past five years. During the past five years, Jenna Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is the Vice President and a director of, and Mr. Martin S. Sands is the President and a director of, Jenna Corp. Jenna Corp. is owned by trusts of which Steven B. Sands and Martin S. Sands, respectively, serve as trustees.

Jenna Partners II, L.P.

     Jenna II, L.P is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of Jenna II, L.P. is to act as a private investment limited partnership. Jenna II, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, Jenna II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jenna II Capital Corp. (described below) is the sole general partner of Jenna II, L.P.

Jenna II Capital Corp.

     Jenna II Capital Corp. ("JCC II") is a Delaware corporation whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of JCC II is to act as the general partner of Jenna II, L.P. JCC II has not been convicted in any criminal proceeding during the past five years. During the past five years, JCC II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is the President and a director of, and Mr. Martin S. Sands is the Chairman, Vice President, Secretary and Treasurer of, JCC II. JCC II is owned by trusts of which Steven B. Sands and Martin S. Sands, respectively, serve as trustees.


                                                             Page 20 of 37 Pages

Owl-1 Partners, L.P.

     Owl-1 Partners, L.P. is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of Owl-1, L.P. is to act as a private investment limited partnership. Owl-1, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, Owl-1, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Owl Capital Management, Inc. (described below) is the sole general partner of Owl-1, L.P.

Owl Capital Management, Inc.

     Owl Capital Management, Inc. ("Owl Inc.") is a Delaware corporation whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of Owl Inc. is to act as the general partner of Owl-1, L.P. Owl Inc. has not been convicted in any criminal proceeding during the past five years. During the past five years, Owl Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is the Vice President and a director of, and Mr. Martin S. Sands is the President and a director of, Owl Inc. Owl Inc. is owned by trusts of which Steven B. Sands and Martin S. Sands, respectively, serve as trustees.

Sands Brothers & Co., Ltd.

     Sands Brothers is a Delaware corporation. The address of the principal office and of the principal business of Sands Brothers is 90 Park Avenue, New York, New York 10016. Sands Brothers is a registered broker-dealer. The principal business of Sands Brothers is acting as a broker-dealer and investment banker. Sands Brothers has not been convicted in any criminal proceeding during the past five years. Steven B. Sands and Martin S. Sands are the only executive officers, directors and controlling persons of Sands Brothers.

     In August 1995, Sands Brothers consented to an Order of Censure and Assessment and Limitation of Broker-Dealer License by the Commissioner of Securities of the State of Wisconsin whereby (i) Sands Brothers was censured for, and prohibited from, employing an agent to represent it in Wisconsin unless the agent is licensed as a securities agent therein, (ii) Sands Brothers was ordered to pay $2,500 as an administrative assessment and (iii) the broker-dealer license of Sands Brothers was limited to the execution of unsolicited sales of securities for already existing customers for a period of 45 days (the "Wisconsin Matter").


                                                             Page 21 of 37 Pages

     Other than with respect to the Wisconsin Matter, during the five year period prior to the date hereof, Sands Brothers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ponderosa Partners, L.P.

     Ponderosa, L.P. is a Delaware limited partnership whose principal offices and place of business are located at c/o Sands Brothers, 90 Park Avenue, New York, New York 10016. The principal business of Ponderosa, L.P. is to act as a private investment limited partnership. Ponderosa, L.P. has not been convicted in any criminal proceeding during the past five years. During the past five years, Ponderosa, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Steven B. Sands and Martin S. Sands are the general partners of Ponderosa, L.P.

Item 3.  Source and Amount of Funds or Other Consideration

     Sands Brothers acted as placement agent in connection with a $2 million private placement ("Private Placement") by the Company of 20 Units ("Units"), each Unit consisting of (i) a 7.5% senior secured subordinated note in the principal amount of $90,000 (collectively, the "Notes") and (ii) 20,000 shares of Common Stock at $0.50 per share. The terms of the Private Placement permitted the sale of partial Units to investors. The closing of the sale of the Units occurred on June 28, 1993 (the "1993 Closing Date").

     In connection with the Private Placement, (i) K & A, L.P. subscribed for an aggregate of $200,000 in the Company's private placement (i.e., two Units), and received a Note in the principal amount of $180,000 and 40,000 shares of Common Stock; (ii) Jenna, L.P. subscribed for an aggregate of $75,000 in the Company's private placement (i.e., three-fourths of one Unit), and received a Note in the principal amount of $67,500 and 15,000 shares of Common Stock; (iii) Jenna II, L.P. subscribed for an aggregate of $75,000 in the Company's private placement (i.e., three-fourths of one Unit), and received a Note in the principal amount of $67,500 and 15,000 shares of Common Stock; and (iv) Owl-1, L.P. subscribed for an aggregate of $50,000 in the Company's private placement (i.e., one-half of one Unit), and received a Note in the principal amount of $45,000 and 10,000 shares of Common Stock.

     The source of the funds invested by each of K & A, L.P., Jenna, L.P., Jenna II, L.P. and Owl-1, L.P. was derived in from their respective working capital.

     Holders of the shares of Common Stock comprising a portion of the Units were granted certain registration rights under the Securities Act of 1933, as amended. The reporting persons have been advised by the Company that a registration statement on Form S-3 ("Registration


                                                             Page 22 of 37 Pages

Statement") was declared effective by the Commission on March 17, 1994. As a result, the reporting persons may dispose any or all of their respective shares and the shares of Common Stock underlying the remaining Sands Warrants (as defined below) at any time in either open market or private transactions, so long as the Registration Statement remains effective with the Commission.

     As partial consideration for acting as placement agent in the Private Placement, on the Closing Date, Sands Brothers received, individually and as nominee for certain of its employees, for a nominal payment of $50.00, warrants to purchase 500,000 shares of the Company's Common Stock, exercisable for a period of five years which commenced on September 27, 1993, at an exercise price of $0.50 per share (the "Placement Agent Warrants"). After giving effect to the division of an aggregate of 215,000 Placement Agent Warrants to certain employees, Sands Brothers retained an aggregate of 285,000 of the Placement Agent Warrants. Such remaining Placement Agent Warrants retained by Sands Brothers subsequent to the aforementioned division of the Placement Agent Warrants are referred to as the "Sands Warrants." Sands Brothers disclaims beneficial ownership of the balance of the 215,000 Placement Agent Warrants not held by Sands Brothers. The $50.00 paid by Sands Brothers in consideration for the Placement Agent Warrants on the Closing Date was derived from the working capital of Sands Brothers.

     On March 31, 1994 (the "Exercise Date") Sands Brothers exercised all of the 285,000 Sands Warrants. In accordance with the terms of the Sands Warrants, pursuant to the exercise of the Sands Warrants, Sands Brothers acquired 285,000 shares of Common Stock (the "Sands Warrant Shares") in consideration for an aggregate of $142,500 paid to the Company. The $142,500 paid by Sands Brothers for the acquisition of the Sands Warrant Shares pursuant to the exercise of the Sands Warrants was derived from the working capital of Sands Brothers.

     On December 30, 1994, Sands Brothers donated 25,000 shares of Common Stock to The Trustees of Hamilton College (the "Donation").

     In connection with a public offering of units by the Company on March 23, 1995 ("Public Offering"), (i) Jenna, L.P. purchased 9,500 shares of Common Stock and 9,500 Redeemable Common Stock Purchase Warrants (the "Redeemable Warrants") at the price per unit of $3.00 for an aggregate purchase price of $28,500 and
(ii) Jenna II, L.P. purchased 10,000 shares of Common Stock and 10,000 Redeemable Warrants at the price per unit of $3.00 for an aggregate purchase price of $30,000. Each Redeemable Warrant entitles the holder thereof to purchase, at any time during the period commencing on the date of the issuance thereof and ending March 15, 2005, one share of Common Stock at an initial exercise price of $3.60. The source of the funds invested by each of Jenna, L.P. and Jenna II, L.P. was derived from their respective working capital.

     On January 11, 1996, Sands Brothers granted put options for an aggregate of 12,000 Sands Warrants Shares ("Put Options") to certain individuals in a private transaction. The Put Options are immediately exercisable for a period of five years. The purchase price of the shares


                                                             Page 23 of 37 Pages
underlying the Put Options is $3.50 per share. Sands Brothers believe that, as of the date hereof, the Put Options have not been exercised.

     On February 7, 1996, Sands Brothers sold in a private transaction an aggregate of 25,000 Sands Warrant Shares for the sale price of $.50 per share.

     On April 1, 1996, Sands Brothers contributed the remaining Sands Warrant Shares as a capital contribution to Ponderosa, L.P. As a result of such contribution to Ponderosa, L.P., Sands Brothers no longer has beneficial ownership of shares of Common Stock of the Company.

Item 4.  Purpose of Transaction

     The acquisition of Common Stock by each of K & A, L.P. and Owl-1, L.P. was made for investment purposes in the Company's Private Placement. The acquisition of Common Stock by Jenna, L.P. and Jenna II, L.P. was made for investment purposes in the Company's Private Placement and the Public Offering. None of the acquiring partnerships was formed for the express purpose of purchasing Units and/or Common Stock. The Private Placement was consummated pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. K & A, L.P., Jenna, L.P., Jenna II, L.P. and Owl-1, L.P. were afforded the same Registration Rights as the other investors in the Private Placement.

     Sands Brothers acted as placement agent in the Private Placement. In connection therewith, Sands Brothers received the Sands Warrants.

     Each of the undersigned believes that the consummation by Sands Brothers of the Private Placement was conditioned upon the resignation, on the 1993 Closing Date, of Mr. Paul Adams as the Company's President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Treasurer and Chairman of the Board of Directors, and Mr. Adams' resignation as an officer and director of the Company's subsidiaries. Each of the undersigned believes that Mr. Adams did so resign on the Closing Date, and that on the Closing Date Mr. Adams was replaced in all of such positions with Mr. Raymond C. Sparks.

     Each of the undersigned believes that on the Closing Date, Ms. Jessie Marvin Lazeroff, a director of the Company and the Company's Vice President of Operations, resigned as a director of the Company and its subsidiaries.

     On the Closing Date, Mr. Steven B. Sands was named a director of the Company. Mr. Sands was named a director of the Company pursuant to an agreement between Sands Brothers and the Company which provided that Sands Brothers has the right to designate a nominee for election, at its option, either as a member of or a non-voting advisor to the Board of Directors of the Company, and the Company will use its best efforts to cause such nominee to be elected and continued in office as a director of the Company or as such advisor, until the expiration of five years from the 1993 Closing Date.


                                                             Page 24 of 37 Pages

     In addition, the Company agreed with Sands Brothers that it will support an additional nominee of Sands Brothers (who is acceptable to the Company in its reasonable discretion) for election as an additional member of the Company's Board of Directors. As a result of these agreements, on the 1993 Closing Date, the Company's Board of Directors consisted of Mr. Raymond Sparks, Mr. John W. Borek (an existing director) and Mr. Steven B. Sands. Each of the undersigned believes that John P. Holmes, a former Managing Director of Sands Brothers, was elected to the Board of Directors of the Company at its annual meeting of shareholders on October 31, 1993.

     On September 25, 1996, each of the undersigned believes that the Company entered into a Credit Agreement (the "Credit Agreement") with VGBS Acquisition Corporation ("VGBS"), a New York corporation having its principal office at 1895 Mt. Hope Avenue, Rochester, New York 14620, which the Company reported was consummated on October 11, 1996 on its Form 8-K (date of event October 11, 1996) (the "8-K"). As conditions to the closing of the Credit Agreement, (i) Mr. Steven B. Sands delivered a resignation as a member of the board of directors of the Company in escrow at closing; and (ii) each of Steven B. Sands, Martin S. Sands and Sands Brothers (individually, the "Shareholder" and collectively, the "Shareholders") entered into a Shareholders Voting Agreement and Irrevocable Proxy ("Voting Agreement") with VGBS pursuant to which each of the Shareholders granted VGBS and the Company the absolute right to vote all shares of the Company presented owned or hereinafter acquired by such Shareholder and the Shareholder's assigns, affiliates and limited partnerships. The Voting Agreement is attached as part of the 8-K.

     Except as set forth above, the reporting persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     According to the 8-K, as of July 28, 1996, the Company had 3,741,255 shares of its Common Stock issued and outstanding.

     (a) Mr. Steven B. Sands is the beneficial owner of 354,000 shares of Common Stock, or 9.41% of the Company's Common Stock outstanding. Such ownership is indirect. Such shares of Common Stock are owned directly by K & A, L.P., Jenna, L.P., Jenna II, L.P., Owl-1, L.P. and Ponderosa, L.P., each of whose ownership is described below. As an executive officer or director of the corporate general partners of each of the investment partnerships and as a general partner of Ponderosa, L.P., Mr. Steven B. Sands has shared indirect power to dispose of such Common Stock. Pursuant to the Voting Agreement, Steven Sands' shared indirect power to vote, or direct the vote, of 235,000 shares of Common Stock has been granted to VGBS. Steven Sands' dispositive power, however, is shared with Mr. Martin S. Sands. Mr. Steven B. Sands is the brother of Mr. Martin S. Sands. Mr. Steven B. Sands acknowledges his relationship with each of K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Jenna II, L.P., Jenna II Corp., Owl-1, L.P., Owl Inc. and Ponderosa, L.P., but does not affirm that these partnerships and their


                                                             Page 25 of 37 Pages
general partners constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended.

     (b) Mr. Martin S. Sands is the beneficial owner of 354,000 shares of Common Stock, or 9.41% of the Company's Common Stock outstanding. Such ownership is indirect. Such shares of Common Stock are owned directly by K & A, L.P., Jenna, L.P., Jenna II, L.P., Owl-1, L.P. and Ponderosa, L.P., each of whose ownership is described below. As an executive officer and director of the corporate general partners of each of the investment partnerships and as a general partner of Ponderosa, L.P., Mr. Martin S. Sands has shared power to dispose or to direct the disposition of such Common Stock. Pursuant to the Voting Agreement, Martin Sands' shared indirect power to vote, or direct the vote, of 235,000 shares of Common Stock has been granted to VGBS. Martin Sands' dispositive power, however, is shared with Steven B. Sands. Mr. Martin S. Sands is the brother of Mr. Steven
B. Sands. Mr. Martin S. Sands acknowledges his relationship with each of K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Jenna II, L.P., Jenna II Corp., Owl-1, L.P., Owl Inc. and Ponderosa, L.P., but does not affirm that these partnerships and their general partners constitute a group for reporting purposes under Section 13(d) of the Securities Exchange Act of 1934, as amended.

     (c) K & A, L.P. is the beneficial owner of 40,000 shares of Common Stock, or 1.07% of the Company's Common Stock outstanding. Such ownership is direct. K & A Corp. is the general partner of K & A, L.P. K & A, L.P. has sole power to dispose or direct the disposition and direct the vote of such Common Stock. K & A, L.P. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, Jenna, L.P., Jenna Corp., Jenna II, L.P., Jenna II Corp., Owl-1, L.P., Owl Inc. or Ponderosa, L.P.

     (d) K & A Corp. is the beneficial owner of 40,000 shares of Common Stock, or 1.07% of the Company's Common Stock outstanding. Such ownership is indirect; such shares are held directly by K & A, L.P. K & A Corp., as the general partner of K & A, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. K & A Corp. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, Jenna, L.P., Jenna Corp., Jenna II, L.P., Jenna II Corp., Owl-1, L.P., Owl Inc. or Ponderosa, L.P.

     (e) Jenna, L.P. is the beneficial owner of 34,000 shares of Common Stock, or 0.90% of the Company's Common Stock outstanding. Such ownership is direct. Jenna Corp. is the general partner of Jenna, L.P., and, on behalf and in the name of Jenna, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. Jenna, L.P. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna II, L.P., Jenna II Corp., Owl-1, L.P., Owl Inc. or Ponderosa, L.P.

     (f) Jenna Corp. is the beneficial owner of 34,000 shares of Common Stock, or 0.90% of the Company's Common Stock outstanding. Such ownership is indirect; such shares


                                                             Page 26 of 37 Pages
are held directly by Jenna, L.P. Jenna Corp., as the general partner of Jenna, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. Jenna Corp. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna II, L.P., Jenna II Corp., Owl-1, L.P., Owl Inc. or Ponderosa, L.P.

     (g) Jenna II, L.P. is the beneficial owner of 35,000 shares of Common Stock, or 0.93% of the Company's Common Stock outstanding. Such ownership is direct. Jenna II Corp. is the general partner of Jenna II, L.P., and, on behalf and in the name of Jenna II, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. Jenna II, L.P. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Owl-1, L.P., Owl Inc. or Ponderosa, L.P.

     (h) Jenna II Corp. is the beneficial owner of 35,000 shares of Common Stock, or 0.93% of the Company's Common Stock outstanding. Such ownership is indirect; such shares are held directly by Jenna II, L.P. Jenna II Corp., as the general partner of Jenna II, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. Jenna II Corp. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Owl-1, L.P., Owl Inc. or Ponderosa, L.P.

     (i) Owl-1, L.P. is the beneficial owner of 10,000 shares of Common Stock, or 0.27% of the Company's Common Stock outstanding. Such ownership is direct. Owl Inc. is the general partner of Owl-1, L.P., and, on behalf and in the name of Owl-1, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. Owl-1, L.P. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Jenna II, L.P., Jenna II Corp. or Ponderosa, L.P.

     (j) Owl Inc. is the beneficial owner of 10,000 shares of Common Stock, or 0.27% of the Company's Common Stock outstanding. Such ownership is indirect; such shares are held directly by Owl-1, L.P. Owl Inc., as the general partner of Owl-1, L.P., has sole power to dispose or direct the disposition and direct the vote of such Common Stock. Owl Inc. expressly disclaims beneficial ownership of any shares of Common Stock held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Jenna II, L.P., Jenna II Corp. or Ponderosa, L.P.

     (k) Ponderosa, L.P. is the beneficial owner of 235,000 shares of Common Stock, or 6.3% of the Company's Common Stock outstanding. Such ownership is direct. Mr. Steven B. Sands and Mr. Martin S. Sands are the general partners of Ponderosa, L.P., and, on behalf and in the name of Ponderosa, L.P., have shared power to dispose or direct the disposition of but, pursuant to the Voting Agreement, no shared power to vote or direct the vote of such Common Stock. Ponderosa, L.P. expressly disclaims beneficial ownership of any shares of Common Stock


                                                             Page 27 of 37 Pages
held or owned by Mr. Steven B. Sands, Mr. Martin S. Sands, K & A, L.P., K & A Corp., Jenna, L.P., Jenna Corp., Owl-1, L.P., Owl Inc., Jenna II, L.P. or Jenna II Corp.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     Holders of the shares of Common Stock comprising a portion of the Units (including, without limitation, K & A, L.P., Jenna, L.P., Jenna II, L.P. and Owl-1, L.P.) were granted certain registration rights under the Securities Act of 1933, as amended. The reporting persons have been advised by the Company that the Registration Statement was declared effective by the Commission on March 17, 1994.

     In addition, in connection with the Private Placement, on the Closing Date, the Company issued to Sands Brothers, individually and as nominee for certain of its employees, the Placement Agent Warrants. After giving effect to the division of an aggregate of 215,000 Placement Agent Warrants, Sands Brothers retained an aggregate of 285,000 of the Placement Agent Warrants. In accordance with certain registration rights granted to holders of the Placement Agent Warrants, all shares of Common Stock underlying the Placement Agent Warrants were included in the Registration Statement.

     On April 28, 1994, the Company consummated a private placement with respect to an aggregate of $1.2 million Principal Amount 7% Convertible Senior Subordinated Debentures of the Company (the "Convertible Debentures") due two years from the date of issuance, convertible into shares of Common Stock at any time prior to maturity, unless previously redeemed, at an initial conversion price of $5.00 per share. Sands Brothers acted as placement agent in the sale of the Convertible Debentures and received a placement fee of 8% ($96,000) for placing the Convertible Debentures plus a 2% non-accountable expense allowance ($24,000).

     In connection with the Public Offering, Sands Brothers agreed for a period of 18 months which expired on September 23, 1996 ("Lock-up Period") not to sell the Sands Warrant Shares without the prior written consent of H.J. Meyers & Co., Inc. ("H.J. Meyers"), the underwriter of the Public Offering. Pursuant to a letter dated January 11, 1996, H.J. Meyers consented to Sands Brothers' grant of the Put Options and the sale of up to 25,000 shares of Common Stock. On April 1, 1996, H.J. Meyers consented to Sands Brothers' transfer of the remaining Sands Warrant Shares to Ponderosa, L.P.

     On September 25, 1996, the Company entered into the Credit Agreement with VGBS, which was consummated on October 11, 1996. As conditions to the closing of the Credit Agreement, (i) each of Messrs. Steven B. Sands, John P. Holmes and Raymond C. Sparks delivered a resignation in escrow at closing; and (ii) each of Messrs. Steven B. Sands, Martin S. Sands and Sands Brothers (individually, the "Shareholder" and collectively, the "Shareholders") entered into a Shareholders Voting Agreement and Irrevocable Proxy ("Voting Agreement") with VGBS pursuant to which each of the Shareholders granted VGBS and the Company the absolute right to vote all shares of the Company presented owned or hereinafter acquired by such


                                                             Page 28 of 37 Pages

Shareholder and the Shareholder's assigns, affiliates and limited partnerships. The Voting Agreement is attached to the 8-K.

Item 7. Material to Be Filed as Exhibits

     The following exhibit is annexed hereto:

     1. Copy of written agreement relating to filing of joint acquisition statement.


                                                             Page 29 of 37 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 11, 1996                      /s/ Steven B. Sands
-----------------                      -------------------
Date                                   Signature


                                       Steven B. Sands
                                       -------------------
                                       Name


                                       PONDEROSA, L.P.


                                       By: /s/ Steven B. Sands
                                          --------------------------------------
                                           Steven B. Sands, General Partner


                                       By: /s/ Martin S. Sands
                                          --------------------------------------
                                           Martin S. Sands, General Partner


                               Page 30 of 37 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 1996                        /s/ Martin S. Sands
-----------------                        -------------------
Date                                     Signature


                                         Martin S. Sands
                                         -------------------
                                         Name


                                                             Page 31 of 37 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 1996
-----------------
Date

                            KATIE AND ADAM BRIDGE PARTNERS, L.P.

                            By: K & A BRIDGE PARTNERS CORP.
                                General Partner

                            By: /s/ Steven B. Sands
                               ----------------------------------
                                Steven B. Sands, President


                                                             Page 32 of 37 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 1996
-----------------
Date

                            JENNA PARTNERS, L.P.

                            By: JENNA CAPITAL CORP.,
                                General Partner


                            By: /s/ Martin S. Sands
                               --------------------------------
                                Martin S. Sands, President


                                                             Page 33 of 37 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 1996
-----------------
Date

                         JENNA PARTNERS II, L.P.

                         By: JENNA II CAPITAL CORP.,
                             General Partner


                         By: /s/ Steven B. Sands
                            ---------------------------------
                             Steven B. Sands, President


                                                             Page 34 of 37 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 1996
-----------------
Date
                       OWL-1 PARTNERS, L.P.

                       By: OWL CAPITAL MANAGEMENT, INC.,
                           General Partner


                       By: /s/ Martin S. Sands
                          ---------------------------------------
                           Martin S. Sands, President


                                                             Page 35 of 37 Pages